Exhibit 3.1

Text of Amendment to Bylaws of Caesars Entertainment Corporation

Paragraph A of Article IX of the By-Laws of the Company is hereby amended by replacing it in its entirety with the following.

A.

Except as provided in paragraph B, so long as the Icahn Group, together with the Icahn Affiliates, beneficially owns an aggregate Net Long Position of at least 3.0% of the total outstanding common stock, par value $0.01 per share, of the Corporation (“Common Shares”) (as adjusted for any stock dividends, combinations, splits, recapitalizations or similar type events), any Rights Plan adopted by the Board of Directors shall have a triggering “Acquiring Person” beneficial ownership threshold of 20% or higher; provided, that, if at the time the Rights Plan is adopted by the Board of Directors a person or “group” as defined under Section 13(d) of the Exchange Act (as defined below) (such person or group, a “Specified Person”) has a binding written agreement in place with the Corporation specifying that such Specified Person is restricted from acquiring Common Shares that, together with all other Common Shares beneficially owned by such Specified Person at such time, represent an aggregate beneficial ownership percentage of more than 20.0% of the then-outstanding Common Shares (each such aggregate beneficial ownership percentage, a “Specified Threshold”), then the beneficial ownership threshold applicable to such Specified Person shall equal, but not exceed, such Specified Person’s Specified Threshold. If the Board of Directors adopts a Rights Plan, such Rights Plan will be put to a vote of stockholders within 135 days of the date of adoption of such Rights Plan (the “135th Day Deadline”). If the Corporation fails to hold a stockholder vote on or prior to the 135th Day Deadline, then the Rights Plan shall automatically terminate on the 135th Day Deadline. If a stockholder vote is held on the Rights Plan and it is not approved by the holders of a majority of shares voted, then the Rights Plan shall expire on a date not later than the 135th Day Deadline. The term “beneficial ownership” as used in the Rights Plan shall mean beneficial ownership as such term is defined in Rule 13d-3 promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended and in effect from time to time (the “Exchange Act”). The term “Rights Plan” shall mean any plan or arrangement of the sort commonly referred to as a “rights plan” or “stockholder rights plan” or “shareholder rights plan” or “poison pill” that is designed to increase the cost to a potential acquirer of exceeding the applicable ownership thresholds through the issuance of new rights, common stock or preferred stock (or any other security or device that may be issued to stockholders of the Corporation other than ratably to all stockholders of the Corporation) that carry severe redemption provisions, favorable purchase provisions or otherwise, and any related rights agreement that effectuates the Rights Plan.